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                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 AMENDMENT NO. 3
                                (Final Amendment)
                                       TO
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            Thermo Power Corporation
                    -----------------------------------------
                                (Name of Issuer)

                            Thermo Power Corporation
                           Thermo Electron Corporation
                    -----------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.10 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    883589103
                    -----------------------------------------
                      (CUSIP Number of Class of Securities)

                            Sandra L. Lambert, Clerk
                            Thermo Power Corporation
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                                  P.O. Box 9046
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with a copy to:

                       Seth H. Hoogasian, General Counsel
                            Thermo Power Corporation
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                                  P.O. Box 9046
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

c. / / A tender offer.


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d. / / None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /




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         This Amendment No. 3 (the "Final Amendment") on Schedule 13E-3
amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the "Commission") by Thermo Power Corporation ("Thermo Power" or the "Company"), TP Acquisition Corporation (the "Merger Sub") and Thermo Electron Corporation ("Thermo Electron") on June 16, 1999, as amended and supplemented by Amendment No. 1 thereto filed on August 20, 1999 and Amendment No. 2 thereto filed on September 28, 1999 (as amended and restated, the "Statement"), in connection with a proposal to approve an Agreement and Plan of Merger dated as of May 5, 1999 (the "Merger Agreement") by and among Thermo Power, the Merger Sub and Thermo Electron, pursuant to which the Merger Sub, a wholly owned subsidiary of Thermo Electron, would be merged with and into Thermo Power (the "Merger").




         This Final Amendment is being filed, pursuant to Rule 13e-3(d)(3), to report the results of the transaction that is the subject of this Statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in this Statement. Except as expressly set forth in this Final Amendment, all information in this Statement remains unchanged.





                                      3
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ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.


         The information set forth in Item 3 of the Statement is hereby amended and supplemented as follows:




         At a Special Meeting of the stockholders held on October 28, 1999, the stockholders of Thermo Power voted to approve and adopt the Merger Agreement. The Merger Agreement was approved by holders of more than two-thirds of the Company's outstanding shares of Common Stock entitled to vote at the Special Meeting, as required by Massachusetts law. The transactions with respect to the Merger described in this Statement were consummated on October 28, 1999. The Company filed its Articles of Merger with the Secretary of the Commonwealth of the Commonwealth of Massachusetts on October 28, 1999 and, as a result, the Merger became effective as of such date. The separate existence of the Merger Sub ceased as of such date.




         Each share of Common Stock of the Company that was issued and outstanding immediately prior to the Merger (other than shares held by Thermo Electron) was converted into the right to receive $12.00 per share in cash without interest, in accordance with the Merger Agreement.




ITEM 5.    PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


         The information set forth in Item 5 of the Statement is hereby amended and supplemented as follows:




         The Merger was consummated on October 28, 1999. Because the Company, as a result of the Merger, has only one stockholder, Thermo Electron, the Company filed on October 29, 1999 a certification on Form 15 pursuant to Rule 12h-3 to provide notice of termination of the registration of the Common Stock of the Company under the Securities Exchange Act of 1934, as amended, and to suspend all reporting requirements thereunder.






                                       4

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ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.




         The information set forth in Item 10 of the Statement is hereby amended and supplemented as follows:




         As a result of the Merger and the transactions consummated in connection therewith, Thermo Electron owns 100% of the outstanding capital stock of the Company (as the Surviving Corporation).






                                       5

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                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.





                                                     THERMO POWER CORPORATION


Dated:  November 3, 1999                             By: /s/ J. TIMOTHY CORCORAN
                                                     --------------------------------------------
                                                     Name: J. Timothy Corcoran
                                                     Title: President



                                                     THERMO ELECTRON CORPORATION


Dated:  November 3, 1999                             By: /s/ KENNETH J. APICERNO
                                                     --------------------------------------------
                                                     Name: Kenneth J. Apicerno
                                                     Title: Treasurer






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